FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 25, 2014	By ……/s/…………… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2014

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2014

July 24, 2014

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2014	Three months ended June 30, 2013	Change(%)		Three months ended June 30, 2014

Net sales	¥926,796	¥966,880	-	4.1	$9,176,198
Operating profit	110,549	98,354	+	12.4	1,094,545
Income before income taxes	116,975	98,868	+	18.3	1,158,168
Net income attributable to Canon Inc.	¥80,848	¥66,496	+	21.6	$800,475

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥72.61	¥57.68	+	25.9	$0.72
- Diluted	72.61	57.68	+	25.9	0.72

CONSOLIDATED RESULTS FOR THE FIRST HALF (Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projected
	Six months ended June 30, 2014	Six months ended June 30, 2013	Change(%)		Six months ended June 30, 2014	Year ending December 31, 2014	Change(%)

Net sales	¥1,795,108	¥1,783,533	+	0.6	$17,773,347	¥3,780,000	+	1.3
Operating profit	193,188	153,127	+	26.2	1,912,752	365,000	+	8.2
Income before income taxes	196,166	159,123	+	23.3	1,942,238	370,000	+	6.4
Net income attributable to Canon Inc.	¥128,458	¥107,409	+	19.6	$1,271,861	¥240,000	+	4.1

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥114.47	¥93.17	+	22.9	$1.13	¥215.31	+	7.2
- Diluted	114.47	93.17	+	22.9	1.13	-		-

	Actual
	As of June 30, 2014	As of December 31, 2013	Change(%)		As of June 30, 2014

Total assets	¥4,093,780	¥4,242,710	-	3.5	$40,532,475

Canon Inc. stockholders’ equity	¥2,827,052	¥2,910,262	-	2.9	$27,990,614

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY101=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2014, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2014 Second Quarter in Review

Looking back at the global economy in the second quarter of 2014, in the United States, although the economy has recovered steadily from the impact of the major cold wave that struck the country at the beginning of the year, the improvement has yet to stimulate consumer spending. In Europe, although uncertainty remained due to the political unrest in Ukraine, Germany and the U.K. have realized moderate economic recoveries. China and other emerging countries faced modest economic growth. As for Japan, the economy experienced a rebound following the rush in demand leading up to the hike in the country’s consumption tax. As a result, the growth of global economy overall during the second quarter continued to be sluggish.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth. Demand for interchangeable-lens digital cameras decreased in Japan as a result of the rebound in the wake of the rush in demand prior to the consumption tax increase, while demand overseas showed signs of recovery in China. As for digital compact cameras, demand continued to shrink in both developed countries as well as emerging markets. Looking at the overall market for inkjet printers, demand decreased from the previous year. In the industry and others sector, a rebound in capital investment for both image sensors and memory devices led to a pickup in demand for semiconductor lithography equipment, while demand for lithography equipment used in the production of FPD recovered for large-size panels.

The average values of the yen during the second quarter and first half of the year were ¥102.13 and ¥102.40 to the U.S. dollar, respectively, year-on-year depreciations of approximately ¥3 and ¥6, and ¥139.94 and ¥140.35 to the euro, respectively, year-on-year depreciations of approximately ¥11 and ¥14.

During the second quarter, sales of MFDs remained firm while sales in the industrial equipment increased significantly. Conversely, demand for digital compact cameras continued to shrink while net sales of inkjet printers decreased owing to the increase in consumption tax in Japan. Consequently, second-quarter net sales decreased 4.1% year on year to ¥926.8 billion (U.S.$9,176 million), while net sales for the six months ended June 30, 2014 totaled ¥1,795.1 billion (U.S.$17,773 million), a year-on-year increase of 0.6% owing to the sales increase in the first quarter. The gross profit ratio for the second quarter rose 2.8 points year on year to 52.2% thanks to the production shift to highly profitable high-added-value products and improvement of factory utilization by optimizing production along with the depreciation of the yen. The gross profit ratio for the first half of the year also increased by 2.6 points to 51.0%. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to reduce operating expenses to ¥373.0 billion (U.S.$3,693 million), a decrease of 1.6% year on year. As a result, operating profit increased by 12.4% to ¥110.5 billion (U.S.$1,095 million). Other income increased by ¥5.9 billion (U.S.$59 million) due to foreign currency exchange gains while income before income taxes increased by 18.3% year on year to ¥117.0 billion (U.S.$1,158 million). Net income attributable to Canon Inc. increased by 21.6% to ¥80.8 billion (U.S.$800 million). Operating profit for the first half of the year increased by 26.2% to ¥193.2 billion (U.S.$1,913 million) while income before income taxes increased 23.3% year on year to ¥196.2 billion (U.S.$1,942 million). First-half net income attributable to Canon Inc. increased by 19.6% to ¥128.5 billion (U.S.$1,272 million).

Basic net income attributable to Canon Inc. stockholders per share for the second quarter was ¥72.61 (U.S.$0.72), an increase of ¥14.93 (U.S.$0.15) compared with the corresponding quarter of the previous year, and ¥114.47 (U.S.$1.13) for the first half, a year-on-year increase of ¥21.30 (U.S.$0.21).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, sales of the color office MFDs, remained the same level as the year-ago period led by the healthy growth of imageRUNNER ADVANCE C5200 series. As for high-speed continuous-feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. Among laser printers, although the sales of monochrome model remained sluggish, color multifunction models recorded growth. As a result, sales for the business unit totaled ¥522.5 billion (U.S.$5,173 million), a year-on-year increase of 0.5%, while operating profit totaled ¥88.1 billion (U.S.$872 million), increasing 15.7%. Sales for the combined first six months of the year totaled ¥1,031.7 billion (U.S.$10,215 million), growing 4.8% year on year, while operating profit increased by 17.8% to ¥160.6 billion (U.S.$1,590 million).

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined owing to the shrinking market in Japan and other markets—in Japan as a result of the rebound following the rush in demand prior to the consumption tax increase—the advanced-amateur-model EOS 70D realized healthy growth, enabling Canon to maintain the top share in major markets such as Europe, the U.S. and Japan. As for digital compact cameras, despite a decline in total sales volume due to the contraction of the market and the increasing popularity of smartphones, sales of high-added-value models featuring high image quality and high-magnification zoom capabilities recorded solid growth, maintaining high market shares. As for inkjet printers, while sales volume declined from the same period of the previous year owing to the market contraction in Japan caused by the rebound in the wake of the rush in demand leading up to the consumption tax hike, sales of consumables remained at the same level as the previous year. As a result, sales for the business unit decreased by 13.9% to ¥332.4 billion (U.S.$3,291 million) year on year, while operating profit totaled ¥51.0 billion (U.S.$505 million), a decrease of 9.4%. Sales for the first six months totaled ¥625.2 billion (U.S.$6,190 million), decreasing 8.6% year on year, while operating profit totaled ¥93.0 billion (U.S.$921 million), an increase of 9.7% year on year.

In the Industry and Others Business Unit, with regard to the semiconductor lithography equipment, ongoing investment by memory device manufactures in response to healthy growing demand for smartphones and tablets led to increased second-quarter unit sales of lithography equipment while a recovery in investment for large-size panels, which had been restricted until now, boosted unit sales of FPD lithography equipment. Consequently, second-quarter sales for the business unit totaled ¥95.3 billion (U.S.$944 million), an increase of 10.9% year on year, while operating profit recorded a loss of ¥2.5 billion (U.S.$25 million) owing to the upfront investment, a improvement of ¥3.3 billion (U.S.$33 million) from the year-ago period. Sales for the first half of the year totaled ¥185.1 billion (U.S.$1,833 million), growing 15.0% year on year, while operating profit posted a loss of ¥10.1 billion (U.S.$100 million).

Cash Flow

During the first half of 2014, cash flow from operating activities totaled ¥294.5 billion (U.S.$2,916 million), an increase of ¥76.6 billion (U.S.$758 million) compared with the previous year owing to the increase in profit. Although capital investment focused on new products, cash flow from investing activities increased ¥2.8 billion (U.S.$28 million) year on year to ¥142.1 billion (U.S.$1,407 million) as a result of an increase in the amount of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥152.4 billion (U.S.$1,509 million), an increase of ¥73.8 billion (U.S.$730 million) compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥176.4 billion (U.S.$1,746 million), mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥44.2 billion (U.S.$438 million) to ¥744.7 billion (U.S.$7,373 million) from the end of the previous year.

Outlook

As for the outlook in the third quarter onward, there are signs of brightness among developed countries with the U.S. projected to realize steady economic growth and the European economy centering on Germany and the U.K. expected to continue its moderate recovery. Although uncertainties remain in China and other emerging countries, they are expected to continue to realize economic expansion. As for Japan, the economy has been recovering from the rebound following the increase in the consumption tax, and is projected to continue to realize healthy growth for the full year. The global economy is also expected to continue its moderate recovery.

In the businesses in which Canon is involved, demand for MFDs is projected to expand moderately, mainly for color models. Likewise, demand in the laser printer market is also expected to continue growing moderately, centered on multifunction models. As for interchangeable-lens digital cameras, while the demand remains unstable in Europe and Southeast Asia owing to the delayed economic recovery and political uncertainty, recovery is expected in the U.S. and Chinese market. Within the digital compact camera market, although projections point to market contraction, mainly among low-end models due to the popularity of smartphones, demand for high-added-value models featuring high image quality and high-magnification zoom capabilities, is expected to grow steadily. As for inkjet printers, the gradual recovery of the global economy is expected to bring an end to dwindling demand, with sales leveling off to remain in line with the previous year. As for the industrial equipment market, although the demand is expected to increase for semiconductor lithography equipment with manufacturers expected to continue making capital outlays amid growing demand projected for memory devices and sensors, as well as for FPDs owing to a stable supply-and-demand balance for panels, uncertainties remain in installment of certain equipment resulting from cautious forecast.

With regard to currency exchange rates for the third quarter onward, on which Canon’s performance outlook is based, taking into account the uncertainties in the future, Canon anticipates exchange rates of ¥100 to the U.S. dollar and ¥135 to the euro, representing depreciations of approximately ¥3 against the U.S. dollar, and approximately ¥8 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration these foreign exchange rate assumptions and delay in the installment of semiconductor lithography equipment along with sluggish overseas camera market, Canon projects full-year consolidated net sales in 2014 of ¥3,780.0 billion (U.S.$37,426 million), a year on year increase of 1.3%; operating profit of ¥365.0 billion (U.S.$3,614 million), a year-on-year increase of 8.2%; income before income taxes of ¥370.0 billion (U.S.$3,663 million), a year-on-year increase of 6.4%; and net income attributable to Canon Inc. of ¥240.0 billion (U.S.$2,376 million), a year-on-year increase of 4.1%.

Consolidated Outlook

Fiscal year

	Millions of yen
	Year ending		Change (B - A)	Year ended	Change (%) (B - C) / C
	December 31, 2014			December 31, 2013
	Previous Outlook (A)	Revised Outlook (B)		Results (C)
Net sales	¥3,860,000	¥3,780,000	¥(80,000)	¥3,731,380	+1.3%
Operating profit	365,000	365,000	-	337,277	+8.2%
Income before income taxes	370,000	370,000	-	347,604	+6.4%
Net income attributable to Canon Inc.	¥240,000	¥240,000	¥-	¥230,483	+4.1%

Basic Policy Regarding Profit Distribution

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Canon Inc. plans to distribute an interim dividend of ¥65.00 (U.S.$0.64) per share for the fiscal year 2014, half the amount of the annual dividend paid out in fiscal 2013, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.   CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of June 30, 2014	As of December 31, 2013	Change	As of June 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥744,684	¥788,909	¥(44,225)	$7,373,109
Short-term investments	77,007	47,914	29,093	762,446
Trade receivables, net	533,770	608,741	(74,971)	5,284,851
Inventories	533,445	553,773	(20,328)	5,281,634
Prepaid expenses and other current assets	288,154	286,605	1,549	2,853,010

Total current assets	2,177,060	2,285,942	(108,882)	21,555,050

Noncurrent receivables	29,533	19,276	10,257	292,406
Investments	57,795	70,358	(12,563)	572,228
Property, plant and equipment, net	1,243,881	1,278,730	(34,849)	12,315,653
Intangible assets, net	141,855	145,075	(3,220)	1,404,505
Other assets	443,656	443,329	327	4,392,633

Total assets	¥4,093,780	¥4,242,710	¥(148,930)	$40,532,475

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥993	¥1,299	¥(306)	$9,832
Trade payables	300,572	307,157	(6,585)	2,975,960
Accrued income taxes	61,601	53,196	8,405	609,911
Accrued expenses	284,242	315,536	(31,294)	2,814,277
Other current liabilities	163,528	171,119	(7,591)	1,619,089

Total current liabilities	810,936	848,307	(37,371)	8,029,069
Long-term debt, excluding current installments	1,164	1,448	(284)	11,525
Accrued pension and severance cost	203,463	229,664	(26,201)	2,014,485
Other noncurrent liabilities	92,358	96,514	(4,156)	914,436

Total liabilities	1,107,921	1,175,933	(68,012)	10,969,515

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,730,317
Additional paid-in capital	401,970	402,029	(59)	3,979,901
Legal reserve	63,837	63,091	746	632,050
Retained earnings	3,266,514	3,212,692	53,822	32,341,723
Accumulated other comprehensive income (loss)	(118,368)	(80,646)	(37,722)	(1,171,960)
Treasury stock, at cost	(961,663)	(861,666)	(99,997)	(9,521,417)

Total Canon Inc. stockholders’ equity	2,827,052	2,910,262	(83,210)	27,990,614

Noncontrolling interests	158,807	156,515	2,292	1,572,346

Total equity	2,985,859	3,066,777	(80,918)	29,562,960

Total liabilities and equity	¥4,093,780	¥4,242,710	¥(148,930)	$40,532,475

	Millions of yen			Thousands of U.S. dollars
	As of June 30, 2014	As of December 31, 2013		As of June 30, 2014
Notes:
1. Allowance for doubtful receivables	¥12,304	¥12,730		$121,822
2. Accumulated depreciation	2,407,898	2,383,530		23,840,574
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(50,951)	1,734		(504,465)
Net unrealized gains and losses on securities	8,841	10,242		87,535
Net gains and losses on derivative instruments	609	(2,408)		6,030
Pension liability adjustments	(76,867)	(90,214)		(761,060)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2014	Three months ended June 30, 2013	Change(%)		Three months ended June 30, 2014

Net sales	¥926,796	¥966,880	-	4.1	$9,176,198
Cost of sales	443,286	489,522			4,388,970

Gross profit	483,510	477,358	+	1.3	4,787,228
Operating expenses:
Selling, general and administrative expenses	296,074	301,359			2,931,426
Research and development expenses	76,887	77,645			761,257

	372,961	379,004			3,692,683

Operating profit	110,549	98,354	+	12.4	1,094,545
Other income (deductions):
Interest and dividend income	2,313	1,705			22,901
Interest expense	(131)	(146)			(1,297)
Other, net	4,244	(1,045)			42,019

	6,426	514			63,623

Income before income taxes	116,975	98,868	+	18.3	1,158,168

Income taxes	34,567	30,242			342,247

Consolidated net income	82,408	68,626			815,921
Less: Net income attributable to noncontrolling interests	1,560	2,130			15,446

Net income attributable to Canon Inc.	¥80,848	¥66,496	+	21.6	$800,475

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2014	Six months ended June 30, 2013	Change(%)		Six months ended June 30, 2014

Net sales	¥1,795,108	¥1,783,533	+	0.6	$17,773,347
Cost of sales	880,116	920,262			8,714,020

Gross profit	914,992	863,271	+	6.0	9,059,327
Operating expenses:
Selling, general and administrative expenses	570,099	558,983			5,644,545
Research and development expenses	151,705	151,161			1,502,030

	721,804	710,144			7,146,575

Operating profit	193,188	153,127	+	26.2	1,912,752
Other income (deductions):
Interest and dividend income	3,917	2,741			38,782
Interest expense	(234)	(251)			(2,317)
Other, net	(705)	3,506			(6,979)

	2,978	5,996			29,486

Income before income taxes	196,166	159,123	+	23.3	1,942,238

Income taxes	63,180	48,770			625,545

Consolidated net income	132,986	110,353			1,316,693
Less: Net income attributable to noncontrolling interests	4,528	2,944			44,832

Net income attributable to Canon Inc.	¥128,458	¥107,409	+	19.6	$1,271,861

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income
Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2014	Three months ended June 30, 2013	Change(%)		Three months ended June 30, 2014

Consolidated net income	¥82,408	¥68,626	+	20.1	$815,921
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(20,254)	51,534			(200,535)
Net unrealized gains and losses on securities	(69)	1,029			(683)
Net gains and losses on derivative instruments	639	2,672			6,327
Pension liability adjustments	(576)	935			(5,703)

	(20,260)	56,170			(200,594)

Comprehensive income	62,148	124,796	-	50.2	615,327
Less: Comprehensive income attributable to noncontrolling interests	1,509	2,769			14,941

Comprehensive income attributable to Canon Inc.	¥60,639	¥122,027	-	50.3	$600,386

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2014	Six months ended June 30, 2013	Change(%)		Six months ended June 30, 2014

Consolidated net income	¥132,986	¥110,353	+	20.5	$1,316,693
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(52,990)	137,134			(524,653)
Net unrealized gains and losses on securities	(1,388)	2,155			(13,743)
Net gains and losses on derivative instruments	3,017	3,607			29,871
Pension liability adjustments	13,361	(81)			132,287

	(38,000)	142,815			(376,238)

Comprehensive income	94,986	253,168	-	62.5	940,455
Less: Comprehensive income attributable to noncontrolling interests	4,242	4,397			42,000

Comprehensive income attributable to Canon Inc.	¥90,744	¥248,771	-	63.5	$898,455

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.    DETAILS OF SALES

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended June 30, 2014	Three months ended June 30, 2013	Change(%)		Three months ended June 30, 2014
Office	¥522,493	¥520,032	+	0.5	$5,173,198
Imaging System	332,387	386,013	-	13.9	3,290,960
Industry and Others	95,317	85,948	+	10.9	943,733
Eliminations	(23,401)	(25,113)		-	(231,693)

Total	¥926,796	¥966,880	-	4.1	$9,176,198

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended June 30, 2014	Three months ended June 30, 2013	Change(%)		Three months ended June 30, 2014
Japan	¥164,554	¥175,654	-	6.3	$1,629,248
Overseas:
Americas	253,170	282,082	-	10.2	2,506,634
Europe	272,348	295,944	-	8.0	2,696,515
Asia and Oceania	236,724	213,200	+	11.0	2,343,801

	762,242	791,226	-	3.7	7,546,950

Total	¥926,796	¥966,880	-	4.1	$9,176,198

Results for the first half	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Six months ended June 30, 2014	Six months ended June 30, 2013	Change(%)		Six months ended June 30, 2014
Office	¥1,031,669	¥984,238	+	4.8	$10,214,545
Imaging System	625,196	684,120	-	8.6	6,190,059
Industry and Others	185,087	161,015	+	15.0	1,832,545
Eliminations	(46,844)	(45,840)		-	(463,802)

Total	¥1,795,108	¥1,783,533	+	0.6	$17,773,347

	Millions of yen				Thousands of U.S. dollars
Sales by region	Six months ended June 30, 2014	Six months ended June 30, 2013	Change(%)		Six months ended June 30, 2014
Japan	¥356,267	¥335,372	+	6.2	$3,527,396
Overseas:
Americas	481,701	514,084	-	6.3	4,769,317
Europe	534,259	542,309	-	1.5	5,289,693
Asia and Oceania	422,881	391,768	+	7.9	4,186,941

	1,438,841	1,448,161	-	0.6	14,245,951

Total	¥1,795,108	¥1,783,533	+	0.6	$17,773,347

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /
High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses /
Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /
Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems /
Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment /
Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

  2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

9

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Six months ended June 30, 2014	Six months ended June 30, 2013	Six months ended June 30, 2014
Cash flows from operating activities:
Consolidated net income	¥132,986	¥110,353	$1,316,693
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	123,515	131,653	1,222,921
Loss on disposal of fixed assets	5,442	4,386	53,881
Deferred income taxes	(316)	(339)	(3,129)
Decrease in trade receivables	60,413	71,357	598,149
Decrease in inventories	2,603	18,269	25,772
Increase (decrease) in trade payables	11,141	(55,633)	110,307
Increase (decrease) in accrued income taxes	8,851	(7,416)	87,634
Decrease in accrued expenses	(23,657)	(38,616)	(234,228)
Decrease in accrued (prepaid) pension and severance cost	(6,827)	(874)	(67,594)
Other, net	(19,664)	(15,251)	(194,693)

Net cash provided by operating activities	294,487	217,889	2,915,713
Cash flows from investing activities:
Purchases of fixed assets	(112,613)	(119,809)	(1,114,980)
Proceeds from sale of fixed assets	2,487	1,062	24,624
Purchases of available-for-sale securities	(226)	(2,654)	(2,238)
Proceeds from sale and maturity of available-for-sale securities	51	3,141	505
Increase in time deposits, net	(31,044)	(15,745)	(307,366)
Acquisitions of subsidiaries, net of cash acquired	(11,301)	(4,914)	(111,891)
Purchases of other investments	-	(209)	-
Other, net	10,579	(138)	104,742

Net cash used in investing activities	(142,067)	(139,266)	(1,406,604)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	700	1,101	6,931
Repayments of long-term debt	(1,126)	(1,345)	(11,149)
Decrease in short-term loans, net	(48)	(563)	(475)
Dividends paid	(73,905)	(80,695)	(731,733)
Repurchases of treasury stock, net	(100,001)	13	(990,109)
Other, net	(2,007)	(3,865)	(19,871)

Net cash used in financing activities	(176,387)	(85,354)	(1,746,406)
Effect of exchange rate changes on cash and cash equivalents	(20,258)	47,827	(200,574)

Net change in cash and cash equivalents	(44,225)	41,096	(437,871)
Cash and cash equivalents at beginning of period	788,909	666,678	7,810,980

Cash and cash equivalents at end of period	¥744,684	¥707,774	$7,373,109

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.    NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6.    SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2014	Three months ended June 30, 2013	Change(%)		Three months ended June 30, 2014
Office
Net sales:
External customers	¥521,719	¥517,455	+	0.8	$5,165,535
Intersegment	774	2,577	-	70.0	7,663

Total	522,493	520,032	+	0.5	5,173,198

Operating cost and expenses	434,374	443,840	-	2.1	4,300,733

Operating profit	¥88,119	¥76,192	+	15.7	$872,465

Imaging System
Net sales:
External customers	¥332,272	¥385,833	-	13.9	$3,289,822
Intersegment	115	180	-	36.1	1,138

Total	332,387	386,013	-	13.9	3,290,960

Operating cost and expenses	281,425	329,735	-	14.7	2,786,386

Operating profit	¥50,962	¥56,278	-	9.4	$504,574

Industry and Others
Net sales:
External customers	¥72,805	¥63,592	+	14.5	$720,841
Intersegment	22,512	22,356	+	0.7	222,892

Total	95,317	85,948	+	10.9	943,733

Operating cost and expenses	97,804	91,778	+	6.6	968,357

Operating profit	¥(2,487)	¥(5,830)		-	$(24,624)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(23,401)	(25,113)		-	(231,693)

Total	(23,401)	(25,113)		-	(231,693)

Operating cost and expenses	2,644	3,173		-	26,177

Operating profit	¥(26,045)	¥(28,286)		-	$(257,870)

Consolidated
Net sales:
External customers	¥926,796	¥966,880	-	4.1	$9,176,198
Intersegment	-	-		-	-

Total	926,796	966,880	-	4.1	9,176,198

Operating cost and expenses	816,247	868,526	-	6.0	8,081,653

Operating profit	¥110,549	¥98,354	+	12.4	$1,094,545

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2014	Six months ended June 30, 2013	Change(%)		Six months ended June 30, 2014
Office
Net sales:
External customers	¥1,029,818	¥979,585	+	5.1	$10,196,218
Intersegment	1,851	4,653	-	60.2	18,327

Total	1,031,669	984,238	+	4.8	10,214,545

Operating cost and expenses	871,093	847,975	+	2.7	8,624,684

Operating profit	¥160,576	¥136,263	+	17.8	$1,589,861

Imaging System
Net sales:
External customers	¥624,885	¥683,760	-	8.6	$6,186,980
Intersegment	311	360	-	13.6	3,079

Total	625,196	684,120	-	8.6	6,190,059

Operating cost and expenses	532,208	599,361	-	11.2	5,269,386

Operating profit	¥92,988	¥84,759	+	9.7	$920,673

Industry and Others
Net sales:
External customers	¥140,405	¥120,188	+	16.8	$1,390,149
Intersegment	44,682	40,827	+	9.4	442,396

Total	185,087	161,015	+	15.0	1,832,545

Operating cost and expenses	195,195	174,381	+	11.9	1,932,624

Operating profit	¥(10,108)	¥(13,366)		-	$(100,079)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(46,844)	(45,840)		-	(463,802)

Total	(46,844)	(45,840)		-	(463,802)

Operating cost and expenses	3,424	8,689		-	33,901

Operating profit	¥(50,268)	¥(54,529)		-	$(497,703)

Consolidated
Net sales:
External customers	¥1,795,108	¥1,783,533	+	0.6	$17,773,347
Intersegment	-	-		-	-

Total	1,795,108	1,783,533	+	0.6	17,773,347

Operating cost and expenses	1,601,920	1,630,406	-	1.7	15,860,595

Operating profit	¥193,188	¥153,127	+	26.2	$1,912,752

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2014	Three months ended June 30, 2013	Change(%)		Three months ended June 30, 2014
Japan
Net sales:
External customers	¥212,549	¥187,085	+	13.6	$2,104,446
Intersegment	430,486	473,150	-	9.0	4,262,237

Total	643,035	660,235	-	2.6	6,366,683

Operating cost and expenses	531,906	563,567	-	5.6	5,266,396

Operating profit	¥111,129	¥96,668	+	15.0	$1,100,287

Americas
Net sales:
External customers	¥252,634	¥281,609	-	10.3	$2,501,327
Intersegment	1,808	4,067	-	55.5	17,901

Total	254,442	285,676	-	10.9	2,519,228

Operating cost and expenses	250,214	277,724	-	9.9	2,477,367

Operating profit	¥4,228	¥7,952	-	46.8	$41,861

Europe
Net sales:
External customers	¥272,004	¥296,132	-	8.1	$2,693,109
Intersegment	14,517	14,370	+	1.0	143,733

Total	286,521	310,502	-	7.7	2,836,842

Operating cost and expenses	286,152	311,449	-	8.1	2,833,188

Operating profit	¥369	¥(947)		-	$3,654

Asia and Oceania
Net sales:
External customers	¥189,609	¥202,054	-	6.2	$1,877,316
Intersegment	196,288	227,645	-	13.8	1,943,446

Total	385,897	429,699	-	10.2	3,820,762

Operating cost and expenses	369,843	414,334	-	10.7	3,661,812

Operating profit	¥16,054	¥15,365	+	4.5	$158,950

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(643,099)	(719,232)		-	(6,367,317)

Total	(643,099)	(719,232)		-	(6,367,317)

Operating cost and expenses	(621,868)	(698,548)		-	(6,157,110)

Operating profit	¥(21,231)	¥(20,684)		-	$(210,207)

Consolidated
Net sales:
External customers	¥926,796	¥966,880	-	4.1	$9,176,198
Intersegment	-	-		-	-

Total	926,796	966,880	-	4.1	9,176,198

Operating cost and expenses	816,247	868,526	-	6.0	8,081,653

Operating profit	¥110,549	¥98,354	+	12.4	$1,094,545

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2014	Six months ended June 30, 2013	Change(%)		Six months ended June 30, 2014
Japan
Net sales:
External customers	¥421,194	¥358,959	+	17.3	$4,170,238
Intersegment	837,577	898,876	-	6.8	8,292,841

Total	1,258,771	1,257,835	+	0.1	12,463,079

Operating cost and expenses	1,070,703	1,097,394	-	2.4	10,601,020

Operating profit	¥188,068	¥160,441	+	17.2	$1,862,059

Americas
Net sales:
External customers	¥480,834	¥510,984	-	5.9	$4,760,733
Intersegment	2,501	6,645	-	62.4	24,762

Total	483,335	517,629	-	6.6	4,785,495

Operating cost and expenses	474,539	506,351	-	6.3	4,698,406

Operating profit	¥8,796	¥11,278	-	22.0	$87,089

Europe
Net sales:
External customers	¥533,577	¥542,861	-	1.7	$5,282,941
Intersegment	25,993	26,101	-	0.4	257,356

Total	559,570	568,962	-	1.7	5,540,297

Operating cost and expenses	554,170	575,923	-	3.8	5,486,832

Operating profit	¥5,400	¥(6,961)		-	$53,465

Asia and Oceania
Net sales:
External customers	¥359,503	¥370,729	-	3.0	$3,559,435
Intersegment	387,922	418,173	-	7.2	3,840,813

Total	747,425	788,902	-	5.3	7,400,248

Operating cost and expenses	714,483	759,348	-	5.9	7,074,090

Operating profit	¥32,942	¥29,554	+	11.5	$326,158

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(1,253,993)	(1,349,795)		-	(12,415,772)

Total	(1,253,993)	(1,349,795)		-	(12,415,772)

Operating cost and expenses	(1,211,975)	(1,308,610)		-	(11,999,753)

Operating profit	¥(42,018)	¥(41,185)		-	$(416,019)

Consolidated
Net sales:
External customers	¥1,795,108	¥1,783,533	+	0.6	$17,773,347
Intersegment	-	-		-	-

Total	1,795,108	1,783,533	+	0.6	17,773,347

Operating cost and expenses	1,601,920	1,630,406	-	1.7	15,860,595

Operating profit	¥193,188	¥153,127	+	26.2	$1,912,752

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7.    SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

       None.

8.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	June 30, 2014	December 31, 2013	Change
Subsidiaries	253	257	(4)
Affiliates	10	11	(1)
Total	263	268	(5)

2.	Change in Group Entities

Subsidiaries
Addition:	5 companies
Removal:	9 companies

Affiliates (Carried at Equity Basis)
Removal:	1 company

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo	Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)	SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

July 24, 2014

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER

AND THE FIRST HALF ENDED JUNE 30, 2014

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2014			2013			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Japan
Office	94,670	196,690	-	95,105	185,639	368,308	-0.5%	+6.0%	-
Imaging System	39,913	93,256	-	47,590	87,684	215,970	-16.1%	+6.4%	-
Industry and Others	29,971	66,321	-	32,959	62,049	131,585	-9.1%	+6.9%	-
Total	164,554	356,267	761,500	175,654	335,372	715,863	-6.3%	+6.2%	+6.4%
Overseas
Office	427,049	833,128	-	422,350	793,946	1,625,590	+1.1%	+4.9%	-
Imaging System	292,359	531,629	-	338,243	596,076	1,232,216	-13.6%	-10.8%	-
Industry and Others	42,834	74,084	-	30,633	58,139	157,711	+39.8%	+27.4%	-
Total	762,242	1,438,841	3,018,500	791,226	1,448,161	3,015,517	-3.7%	-0.6%	+0.1%
Americas
Office	155,822	311,988	-	163,280	306,263	629,472	-4.6%	+1.9%	-
Imaging System	90,473	156,370	-	109,143	188,617	392,373	-17.1%	-17.1%	-
Industry and Others	6,875	13,343	-	9,659	19,204	37,656	-28.8%	-30.5%	-
Total	253,170	481,701	1,031,000	282,082	514,084	1,059,501	-10.2%	-6.3%	-2.7%
Europe
Office	170,435	343,967	-	178,318	342,127	694,563	-4.4%	+0.5%	-
Imaging System	94,597	176,148	-	111,750	189,320	404,390	-15.3%	-7.0%	-
Industry and Others	7,316	14,144	-	5,876	10,862	25,976	+24.5%	+30.2%	-
Total	272,348	534,259	1,114,100	295,944	542,309	1,124,929	-8.0%	-1.5%	-1.0%
Asia and Oceania
Office	100,792	177,173	-	80,752	145,556	301,555	+24.8%	+21.7%	-
Imaging System	107,289	199,111	-	117,350	218,139	435,453	-8.6%	-8.7%	-
Industry and Others	28,643	46,597	-	15,098	28,073	94,079	+89.7%	+66.0%	-
Total	236,724	422,881	873,400	213,200	391,768	831,087	+11.0%	+7.9%	+5.1%
Intersegment
Office	774	1,851	-	2,577	4,653	6,175	-70.0%	-60.2%	-
Imaging System	115	311	-	180	360	752	-36.1%	-13.6%	-
Industry and Others	22,512	44,682	-	22,356	40,827	85,574	+0.7%	+9.4%	-
Eliminations	(23,401)	(46,844)	-	(25,113)	(45,840)	(92,501)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	522,493	1,031,669	2,099,400	520,032	984,238	2,000,073	+0.5%	+4.8%	+5.0%
Imaging System	332,387	625,196	1,368,000	386,013	684,120	1,448,938	-13.9%	-8.6%	-5.6%
Industry and Others	95,317	185,087	404,400	85,948	161,015	374,870	+10.9%	+15.0%	+7.9%
Eliminations	(23,401)	(46,844)	(91,800)	(25,113)	(45,840)	(92,501)	-	-	-
Total	926,796	1,795,108	3,780,000	966,880	1,783,533	3,731,380	-4.1%	+0.6%	+1.3%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2014			2013			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Office
External customers	521,719	1,029,818	2,095,400	517,455	979,585	1,993,898	+0.8%	+5.1%	+5.1%
Intersegment	774	1,851	4,000	2,577	4,653	6,175	-70.0%	-60.2%	-35.2%
Total sales	522,493	1,031,669	2,099,400	520,032	984,238	2,000,073	+0.5%	+4.8%	+5.0%
Operating profit	88,119	160,576	289,600	76,192	136,263	266,908	+15.7%	+17.8%	+8.5%
% of sales	16.9%	15.6%	13.8%	14.7%	13.8%	13.3%	-	-	-
Imaging System
External customers	332,272	624,885	1,367,200	385,833	683,760	1,448,186	-13.9%	-8.6%	-5.6%
Intersegment	115	311	800	180	360	752	-36.1%	-13.6%	+6.4%
Total sales	332,387	625,196	1,368,000	386,013	684,120	1,448,938	-13.9%	-8.6%	-5.6%
Operating profit	50,962	92,988	207,900	56,278	84,759	203,794	-9.4%	+9.7%	+2.0%
% of sales	15.3%	14.9%	15.2%	14.6%	12.4%	14.1%	-	-	-
Industry and Others
External customers	72,805	140,405	317,400	63,592	120,188	289,296	+14.5%	+16.8%	+9.7%
Intersegment	22,512	44,682	87,000	22,356	40,827	85,574	+0.7%	+9.4%	+1.7%
Total sales	95,317	185,087	404,400	85,948	161,015	374,870	+10.9%	+15.0%	+7.9%
Operating profit	(2,487)	(10,108)	(28,800)	(5,830)	(13,366)	(25,331)	-	-	-
% of sales	-2.6%	-5.5%	-7.1%	-6.8%	-8.3%	-6.8%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(23,401)	(46,844)	(91,800)	(25,113)	(45,840)	(92,501)	-	-	-
Total sales	(23,401)	(46,844)	(91,800)	(25,113)	(45,840)	(92,501)	-	-	-
Operating profit	(26,045)	(50,268)	(103,700)	(28,286)	(54,529)	(108,094)	-	-	-
Consolidated
External customers	926,796	1,795,108	3,780,000	966,880	1,783,533	3,731,380	-4.1%	+0.6%	+1.3%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	926,796	1,795,108	3,780,000	966,880	1,783,533	3,731,380	-4.1%	+0.6%	+1.3%
Operating profit	110,549	193,188	365,000	98,354	153,127	337,277	+12.4%	+26.2%	+8.2%
% of sales	11.9%	10.8%	9.7%	10.2%	8.6%	9.0%	-	-	-
							(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)
	2014			2013			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Interest and dividend, net	2,182	3,683	5,700	1,559	2,490	6,029	+623	+1,193	(329)
Forex gain (loss)	(1,848)	(7,655)	(10,300)	(5,326)	(2,144)	(1,992)	+3,478	(5,511)	(8,308)
Equity earnings (loss) of affiliated companies	119	212	400	211	125	(664)	(92)	+87	+1,064
Other, net	5,973	6,738	9,200	4,070	5,525	6,954	+1,903	+1,213	+2,246
Total	6,426	2,978	5,000	514	5,996	10,327	+5,912	(3,018)	(5,327)
							(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2014			2013
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office
Monochrome copiers	16%	15%	16%	15%	16%	16%
Color copiers	19%	19%	20%	20%	19%	19%
Printers	43%	43%	41%	43%	43%	42%
Others	22%	23%	23%	22%	22%	23%
Imaging System
Cameras	67%	64%	64%	70%	68%	67%
Inkjet printers	25%	27%	28%	23%	24%	25%
Others	8%	9%	8%	7%	8%	8%
Industry and Others
Lithography equipment	28%	22%	22%	13%	11%	17%
Others	72%	78%	78%	87%	89%	83%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2014
	2nd quarter	1st half	Year (P)
Office
Japan	-0.5%	+6.0%	-
Overseas	-3.3%	-2.8%	-
Total	-3.1%	-1.4%	+1.8%
Imaging System
Japan	-16.1%	+6.4%	-
Overseas	-17.5%	-17.4%	-
Total	-17.4%	-14.4%	-8.4%
Industry and Others
Japan	-9.1%	+6.9%	-
Overseas	+37.1%	+23.0%	-
Total	+9.9%	+13.3%	+7.2%
Total
Japan	-6.3%	+6.2%	+6.4%
Overseas	-7.8%	-7.8%	-3.4%
Americas	-13.3%	-12.3%	-5.7%
Europe	-14.5%	-11.1%	-5.9%
Asia and Oceania	+8.7%	+2.8%	+2.8%
Total	-7.5%	-5.1%	-1.5%
			(P)=Projection

- S3 -

					Canon Inc.
6. PROFITABILITY
	2014		2013
	1st half	Year (P)	1st half	Year
ROE *1	9.0%	8.3%	8.1%	8.4%
ROA *2	6.2%	5.7%	5.3%	5.6%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
	(1) Exchange rates						(Yen)
	2014				2013
	2nd quarter	1st half	2nd half (P)	Year (P)	2nd quarter	1st half	Year
Yen/US$	102.13	102.40	100.00	101.14	98.80	95.96	97.84
Yen/Euro	139.94	140.35	135.00	137.57	129.02	125.90	130.01
							(P)=Projection

	(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2014
	2nd quarter	1st half	Year (P)
US$	+7.2	+30.4	+28.5
Euro	+17.7	+45.4	+47.8
Other currencies	+1.8	+7.4	+6.2
Total	+26.7	+83.2	+82.5
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2014
	2nd half (P)
On sales
US$	8.4
Euro	3.5
On operating profit
US$	3.1
Euro	1.7
	(P)=Projection

8. STATEMENTS OF CASH FLOWS						(Millions of yen)
	2014			2013
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Net cash provided by operating activities	162,233	294,487	525,000	162,475	217,889	507,642
Net cash used in investing activities	(85,592)	(142,067)	(290,000)	(65,863)	(139,266)	(250,212)
Free cash flow	76,641	152,420	235,000	96,612	78,623	257,430
Net cash used in financing activities	(50,643)	(176,387)	(245,300)	(1,293)	(85,354)	(222,181)
Effect of exchange rate changes on cash and cash equivalents	(8,405)	(20,258)	(28,600)	19,463	47,827	86,982
Net change in cash and cash equivalents	17,593	(44,225)	(38,900)	114,782	41,096	122,231
Cash and cash equivalents at end of period	744,684	744,684	750,000	707,774	707,774	788,909
						(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE						(Millions of yen)
	2014			2013
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office	26,013	50,699	-	26,852	51,510	105,246
Imaging System	21,026	41,966	-	21,549	41,586	84,377
Industry and Others	6,549	12,743	-	6,335	12,149	25,701
Corporate and Eliminations	23,299	46,297	-	22,909	45,916	91,000
Total	76,887	151,705	305,000	77,645	151,161	306,324
% of sales	8.3%	8.5%	8.1%	8.0%	8.5%	8.2%
						(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION						(Millions of yen)
	2014			2013
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Increase in PP&E	46,963	85,017	205,000	45,015	95,808	188,826
Depreciation and amortization	62,163	123,515	265,000	67,313	131,653	275,173
						(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2014	2013	Difference
	Jun.30	Dec.31
Office	216,919	227,413	(10,494)
Imaging System	208,439	221,368	(12,929)
Industry and Others	108,087	104,992	+3,095
Total	533,445	553,773	(20,328)

(2) Inventories/Sales*			(Days)
	2014	2013	Difference
	Jun.30	Dec.31
Office	38	41	(3)
Imaging System	61	53	+8
Industry and Others	143	115	+28
Total	54	52	+2
*Index based on the previous six months sales.

12. DEBT RATIO
	2014	2013	Difference
	Jun.30	Dec.31
Total debt / Total assets	0.1%	0.1%	0.0%

13. OVERSEAS PRODUCTION RATIO
	2014	2013
	1st half	Year
Overseas production ratio	60%	57%

14. NUMBER OF EMPLOYEES
	2014	2013	Difference
	Jun.30	Dec.31
Japan	70,005	69,825	+180
Overseas	124,123	124,326	(203)
Total	194,128	194,151	(23)

- S5 -